Exhibit 99.1

E-House Reports First Quarter 2015 Results

SHANGHAI, China, May 19, 2015 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•                  Total revenues increased by 4% year-on-year to $169.1 million

•                  Revenues from real estate online services increased by 19% year-on-year to $93.4 million, including $67.1 million in revenues from e-commerce services, which grew by 35% year-on-year

•                  Non-GAAP1 net loss attributable to E-House shareholders was $18.2 million, or $0.13 loss per diluted American depositary share (“ADS”)

Xin Zhou, E-House’s co-chairman and CEO, said, “Seasonality and a later than usual Chinese New Year holiday contributed to a slow real estate market in the first quarter with a low volume of transactional activities, which negatively impacted our results. However, the overall market began to improve toward the end of March, driven in part by the government’s loosened credit policies and improved sentiment toward the industry, which in turn resulted in increased transaction volumes and improved performances in our traditional businesses.”

Mr. Zhou continued, “We are pleased to see our new business lines continue their rapid development and new business models begin to take shape. Our community value-added services app Shi Hui is now firmly established as a mobile platform that provides mobile marketing solutions to accurately-targeted users. Shi Hui has also started penetrating further into local communities through partnerships with various property management companies. We launched Shi Hui in an additional 30 cities this week, and as a result Shi Hui now covers 40 cities with a user base exceeding 4.5 million people and over 400,000 daily active users.

“We have also seen a number of positive developments in our financial services platform. As part of this platform, E-House currently holds a 33% stake in Jupai Holdings, Ltd. (“Jupai”), a leading third-party wealth management services provider in China. As we announced last month, E-House has entered into a definitive agreement to transfer E-House Capital, our asset management business, into Jupai in exchange for additional equity ownership. Another part of our financial services platform, our P2P real estate financial services website www.fangjs.com, has attracted over 21,000 individual investors with a total capital flow of approximately RMB390 million (approximately $64 million).”

Bin Laurence, E-House’s CFO, said, “As expected, the first quarter was a seasonally weak quarter with moderate overall revenue growth for the Company. In addition, due to our previously announced investments in and expansion of new business lines, our profit margin has been negatively impacted in recent quarters. We believe that such investments will add new drivers to the Company’s longer term growth, particularly as we start to develop clear business models for these new businesses.”

First Quarter 2015 Results

Total revenues were $169.1 million, an increase of 4% from $163.3 million for the same quarter of 2014, primarily driven by the growth of revenues from real estate online services.

1  E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Revenues from real estate online services were $93.4 million, an increase of 19% from $78.5 million for the same quarter of 2014, mainly contributed by growth of revenues in e-commerce services. Revenues from e-commerce services were $67.1 million, an increase of 35% from $49.7 million for the same quarter of 2014, primarily due to the expansion of the Company’s e-commerce business through partnerships with property developers. Revenues from online advertising services were $22.5 million, a decrease of 8% from $24.6 million for the same quarter of 2014, primarily due to the slowdown in primary home sales. Revenues from listing services were $3.8 million, a decrease of 9% from $4.2 million for the same quarter of 2014, primarily due to discounts offered by the Company to secondary agencies.

Revenues from real estate brokerage services were $58.7 million, a decrease of 4% from $61.1 million for the same quarter of 2014. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $56.7 million, a decrease of 4% from $59.3 million for the same quarter of 2014. The decrease was caused by the decrease in the total gross floor area (“GFA”) of new properties sold and the total transaction value of new properties sold compared to the same quarter of 2014 (see “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold), which was partially offset by the increase of average commission rate. Revenues from secondary real estate brokerage services were $2.0 million, a slight increase from $1.8 million for the same quarter of 2014.

Revenues from real estate information and consulting services were $13.1 million, a decrease of 26% compared to $17.8 million for the same quarter of 2014, mostly due to decreased revenue in consulting services as a result of a low volume of real estate activities in the first quarter of 2015.

Revenues from other services were $3.9 million, a decrease of $2.0 million from $5.9 million for the same quarter of 2014. Other services include offline real estate advertising services, promotional events services, real estate fund management services and real estate financial services. The revenue decrease from other services in the first quarter was primarily due to the decrease in revenues from offline promotional events services.

No material revenue was generated from community value-added services in the first quarter.

Cost of revenues was $66.2 million, an increase of 12% from $59.0 million for the same quarter of 2014, mostly due to increased staff costs from primary real estate agency services and real estate online services, partially offset by decreased staff commissions, in line with the decreased revenues.

Selling, general and administrative (“SG&A”) expenses were $139.9 million, an increase of 33% from $104.9 million in the same quarter of 2014, primarily due to higher marketing and promotion expenses for real estate online services, as well as $8.5 million in expenses related to community value-added services and real estate financial services, both of which commenced in the third quarter of 2014.

Loss from operations was $36.6 million, compared to $0.04 million income from operations for the same quarter of 2014. Non-GAAP loss from operations was $26.9 million, compared to $10.1 million non-GAAP income from operations for the same quarter of 2014.

Net loss was $30.4 million, compared to $1.2 million net income for the same quarter of 2014. Non-GAAP net loss was $21.6 million, compared to $10.3 million non-GAAP net income for the same quarter of 2014.

Net loss attributable to E-House shareholders was $25.1 million, or $0.18 loss per diluted ADS, compared to $2.9 million net income attributable to E-House shareholders, or $0.02 per diluted ADS, for the same quarter of 2014. Non-GAAP net loss attributable to E-House shareholders was $18.2 million, or $0.13 loss per diluted ADS, compared to $11.9 million non-GAAP net income attributable to E-House shareholders, or $0.08 per diluted ADS, for the same quarter of 2014.

Cash Flow

As of March 31, 2015, the Company’s cash and cash equivalents balance was $458.9 million.

First quarter 2015 net cash used in operating activities was $120.1 million, mainly attributable to non-GAAP net loss of $21.6 million, an increase in properties held for sale and advance payment for properties to be held for sale of $38.7 million, an increase in customer deposits of $23.4 million, a decrease in payroll and welfare payables of $24.6 million and a decrease in income tax payable of $13.6 million. Net cash used in investing activities was $62.4 million, mainly comprised of a $34.1 million payment for restricted cash as collateral of bank loans, a $24.4 million payment for the purchase of property and equipment and a $4.6 million prepayment for business acquisition. Net cash proceeds provided by financing activities were $11.8 million, mainly comprised of $29.7 million cash received from a long-term loan, partially offset by $12.9 million in dividends paid to shareholders and a $6.1 million payment for the acquisition of the remaining non-controlling interests in the Company’s online business made in 2014.

Business Outlook

The Company maintains its fiscal year 2015 total revenues guidance of approximately $1.05 billion to $1.10 billion, which would represent an increase of approximately 16% to 22% from $904.5 million in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on May 19, 2015 at 8:15 a.m. U.S. Eastern Time (8:15 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 27, 2015:

US/International:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Mainland China:	800-870-0205
Passcode:	43387052

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 260 cities. E-House offers a wide range of services to the real estate industry, including real estate online services through our 70%-owned subsidiary, Leju Holdings Limited (NYSE: LEJU), primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion, real estate investment management and financial services, and community value-added services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visithttp://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ms. Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	March 31,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	630,617	458,867
Restricted cash	40,402	39,913
Customer deposits, net	92,797	116,162
Accounts receivable, net	415,150	409,002
Advance payment for properties, current	51,983	90,902
Properties held for sale	34,842	29,581
Deferred tax assets, net	64,805	64,555
Prepaid expenses and other current assets	39,339	41,302
Amounts due from related parties	6,094	2,850
Total current assets	1,376,029	1,253,134
Property and equipment, net	49,109	48,809
Intangible assets, net	120,381	126,813
Investment in affiliates	51,681	52,006
Goodwill	51,540	51,477
Customer deposits, non-current, net	797	615
Investment in preferred shares of a private entity	39,485	41,181
Restricted cash, non-current	—	34,027
Other non-current assets	87,902	114,323
Total assets	1,776,924	1,722,385

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	35,954	35,818
Accounts payable	8,261	6,415
Accrued payroll and welfare expenses	116,577	92,200
Income tax payable	117,594	104,177
Other tax payable	49,390	44,406
Amounts due to related parties	7,356	8,169
Advance from property buyers	2,261	4,322
Advance from customers and deferred revenue	19,013	19,849
Dividend payables	12,902	21,362
Liabilities for exclusive right, current	—	12,211
Other current liabilities	85,837	76,059
Total current liabilities	455,145	424,988
Deferred tax liabilities	28,203	28,105
Convertible senior notes	132,752	133,030
Other non-current liabilities	658	30,189
Total liabilities	616,758	616,312
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 142,123,368 and 142,326,313 shares issued and outstanding, as of December 31, 2014 and March 31, 2015, respectively	142	142
Additional paid-in capital	991,646	975,335
Subscription receivables	(196)	(13)
Accumulated deficit	(67,703)	(92,841)
Accumulated other comprehensive income	83,901	83,043
Total E-House equity	1,007,790	965,666
Non-controlling interests	152,376	140,407
Total equity	1,160,166	1,106,073
TOTAL LIABILITIES AND EQUITY	1,776,924	1,722,385

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2014	2015

Revenues	163,311	169,145
Cost of revenues	(59,023)	(66,200)
Selling, general and administrative expenses	(104,921)	(139,853)
Other operating income	671	300
Income (loss) from operations	38	(36,608)

Interest expenses	(1,346)	(2,306)
Interest income	735	1,266
Other income, net	125	716
Loss before taxes and equity in affiliates	(448)	(36,932)
Income tax benefit	93	6,843
Loss before equity in affiliates	(355)	(30,089)
Income (loss) from equity in affiliates	1,575	(336)
Net income (loss)	1,220	(30,425)

Less: net loss attributable to non-controlling interests	(1,682)	(5,288)
Net income (loss) attributable to E-House shareholders	2,902	(25,137)

Earnings (loss) per share:
Basic	0.02	(0.18)
Diluted	0.02	(0.18)
Shares used in computation:
Basic	137,879,853	142,219,580
Diluted	147,465,064	142,219,580

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1422 on March 31, 2015 and USD1 = RMB6.1364 for the three months ended March 31, 2015

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015

Net income (loss)	1,220	(30,425)
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(5,697)	(2,791)
Unrealized holding gains for investment in preferred shares of a private entity	—	1,696

Comprehensive loss	(4,477)	(31,520)

Less: Comprehensive loss attributable to non-controlling interest	(2,002)	(5,524)
Comprehensive loss attributable to E-House shareholders	(2,475)	(25,996)

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2014	2015
	(unaudited)	(unaudited)

GAAP income (loss) from operations	38	(36,608)
Share-based compensation expense	5,115	6,332
Amortization of intangible assets resulting from business acquisitions	4,923	3,350
Non-GAAP income (loss) from operations	10,076	(26,926)

GAAP net income (loss)	1,220	(30,425)
Share-based compensation expense (net of tax)	5,115	6,332
Amortization of intangible assets resulting from business acquisitions (net of tax)	3,919	2,512
Non-GAAP net income (loss)	10,254	(21,581)

GAAP net income (loss) attributable to E-House Shareholders	2,902	(25,137)
Share-based compensation expense (net of tax and non-controlling interests)	5,115	5,133
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	3,847	1,779
Non-GAAP net income (loss) attributable to E-House shareholders	11,864	(18,225)

GAAP net income (loss) per ADS — basic	0.02	(0.18)

GAAP net income (loss) per ADS — diluted	0.02	(0.18)

Non-GAAP net income (loss) per ADS — basic	0.09	(0.13)

Non-GAAP net income (loss) per ADS — diluted	0.08	(0.13)

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	137,879,853	142,219,580

Shares used in calculating diluted GAAP/ non-GAAP net income (loss) attributable to shareholders per ADS	147,465,064	142,219,580

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2014	2015
Primary real estate agency services
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	4,472	4,419
Total value of new properties sold (millions of RMB)	41,874	37,848
Total value of new properties sold (millions of $)	6,843	6,168

E-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	48,440	40,765
Number of discount coupons redeemed (number of transactions)	33,872	32,111